File No. 333-44677
                                                                  Rule 424(b)(3)

                             Key Energy Services, Inc.

                 Supplement to Prospectus dated February 6, 1998





          Jefferies & Company, Inc. ("Jefferies") as Selling Securityholder is hereby offering for resale $2,000,000 aggregate principal amount of 5% Convertible Subordinated Notes due 2004 (the "Notes") of Key Energy Services, Inc., a Maryland Corporation (the "Company"). The Notes are being offered by, and are being sold through, Jefferies at various prices; no commissions or discounts will be paid in connection with such resales. The Company will not receive any of the proceeds from the resale of the Notes offered hereby.





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           The date of this Prospectus Supplement is February 17, 1999.